Exhibit 99.1
Perfect Announces Receipt of Preliminary Non-Binding “Going Private” Proposal

New York – March 18, 2026 – Perfect Corp. (NYSE: PERF) (“Perfect” or the “Company”), a leading artificial intelligence (“AI”) company offering AI and augmented reality (“AR”) powered solutions to beauty, fashion, photo and video creative industries, today announced that its board of directors (the “Board”) has received a preliminary non-binding proposal letter, dated March 18, 2026 (the “Proposal”), from CyberLink International Technology Corp. (“CyberLink”) and Ms. Alice H. Chang, Chairwoman of the Board and Chief Executive Officer of Perfect, and her controlled entities (collectively, the “Consortium Members”) that proposes a “going-private” transaction for US$1.95 in cash per ordinary share (the “Transaction”).

According to the Proposal, the Consortium Members will establish an acquisition vehicle to implement the Transaction. The Transaction is expected to be financed through equity contributions from the Consortium Members in the form of rollover equity in the Company and available unrestricted cash from the Company. Debt financing may also be arranged as necessary at the discretion of Consortium Members. A copy of the Proposal is attached hereto as Exhibit A.

The Board intends to convene in the near future to review the Proposal and to establish a special committee of independent and disinterested directors for the purpose of evaluating and considering the Proposal. In connection with its review, the special committee, once formed, will be authorized to retain independent legal, financial and other advisors to assist in its evaluation.

The Company cautions its shareholders and others considering trading in its securities that the Board and its relevant committees have not made any decision with respect to the Company’s response to the Proposal. There can be no assurance that any definitive offer will be received, that any definitive agreement will be executed relating to the Transaction or that the Transaction or any other similar transaction will be approved or consummated. The Company does not undertake any obligation to provide any updates with respect to any transaction, except as required under applicable law.

About Perfect Corp.
Founded in 2015, Perfect Corp. is a leading AI company offering self-developed AI- and AR- powered solutions dedicated to transforming the world with digital tech innovations that make your virtual world beautiful. On Perfect’s direct consumer business side, Perfect operates a family of YouCam consumer apps and web-editing services for photo, video and camera users, centered on unleashing creativity with AI-driven features for creation, beautification and enhancement. On Perfect’s enterprise business side, Perfect empowers major beauty, skincare, fashion, jewelry, and watch brands and retailers by supplying them with omnichannel shopping experiences through AR product try-ons and AI-powered skin diagnostics. With cutting-edge technologies such as Generative AI, real-time facial and hand 3D AR rendering and cloud solutions, Perfect enables personalized, enjoyable, and engaging shopping journey and helps brands elevate customer engagement, increase conversion rates, and propel sales growth. Throughout this journey, Perfect maintains its unwavering commitment to environmental sustainability and fulfilling social responsibilities. For more information, visit https://ir.perfectcorp.com/.

Forward-Looking Statements
This communication contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, that are based on beliefs and assumptions and on information currently available to Perfect. In some cases, you can identify forward-looking statements by the following words: “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing,” “target,” “seek” or the negative or plural of these words, or other similar expressions that are predictions or indicate future events or prospects, although not all forward-looking statements contain these words. Any statements that refer to expectations, projections or other characterizations of future events or circumstances, including strategies or plans, are also forward-looking statements. These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from those expressed or implied by these forward-looking statements. These statements are based on Perfect’s reasonable expectations and beliefs concerning future events and involve risks and uncertainties that may cause actual results to differ materially from current expectations. These factors are difficult to predict accurately and may be beyond Perfect’s control. Forward-looking statements in this communication or elsewhere speak only as of the date made. New uncertainties and risks arise from time to time, and it is impossible for Perfect to predict these events or how they may affect Perfect. In addition, risks and uncertainties are described in Perfect’s filings with the Securities and Exchange Commission. These filings may identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Perfect cannot assure you that the forward-looking statements in this communication will prove to be accurate. There may be additional risks that Perfect presently does not know or that Perfect currently does not believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by Perfect, its directors, officers or employees or any other person that Perfect will achieve its objectives and plans in any specified time frame, or at all. Except as required by applicable law, Perfect does not have any duty to, and does not intend to, update or revise the forward-looking statements in this communication or elsewhere after the date of this communication. You should, therefore, not rely on these forward-looking statements as representing the views of Perfect as of any date subsequent to the date of this communication.

Exhibit A

March 18, 2026

The Board of Directors
Perfect Corp.
14F, No. 98 Minquan Road Xindian District
New Taipei City 231
Taiwan

Dear Sirs and Madam:

Ms. Alice H. Chang (“Ms. Chang”), and her controlled entities GOLDEN EDGE CO., LTD., DVDonet.com. Inc. and World Speed Company Limited (collectively, the “Chairwoman Parties”), and CyberLink International Technology Corp. (“CyberLink”, together with Chairwoman Parties, the “Consortium Members”) are pleased to submit this preliminary non-binding proposal to acquire Perfect Corp. (the “Company”) in a going private transaction (the “Acquisition”).

We believe that our proposal provides a very attractive opportunity to the Company’s shareholders. Our proposal represents a premium of 44.4% to the Company’s closing price on March 17, 2026 and a premium of 35.4% and 23.4% to the volume-weighted average closing price during the last 30 and 60 trading days, respectively.

1.Consortium. The Consortium Members have entered into a consortium agreement dated March 18, 2026, pursuant to which the Consortium Members will form an acquisition company for the purpose of implementing the Acquisition, and the Consortium Members have agreed to work exclusively in pursuing the Acquisition.

2.Purchase Price. The consideration payable for each Class A ordinary share of the Company will be US$1.95 per ordinary share in cash (in each case other than those ordinary shares held by the Consortium Members that may be rolled over in connection with the Acquisition).

3.Closing Certainty. We believe that our proposal offers a high degree of closing certainty and are well positioned to negotiate and complete the proposed Acquisition on an expedited basis.

4.Financing. We intend to finance the Acquisition with equity capital from the Consortium Members in the form of rollover equity in the Company and available unrestricted cash from the Company. Debt financing may also be arranged to the extent necessary or desirable at the sole discretion of the Consortium Members.

5.Definitive Agreements. We are prepared to promptly negotiate and finalize definitive agreements (the “Definitive Agreements”) providing for the Acquisition and related transactions. These documents will provide for representations, warranties, covenants and conditions that are typical, customary and appropriate for transactions of this type.

6.Process. We believe that the Acquisition will provide superior value to the Company’s shareholders. We recognize that the Company’s Board of Directors (the “Board”) will evaluate the Acquisition independently before it can make its determination to endorse it, and we expect that the Board will establish a special committee comprised of independent and disinterested directors of the Company (the “Special Committee”).
Given the involvement of the Chairwoman Parties and CyberLink in the Acquisition, we appreciate that the independent members of the Board will proceed to consider the proposed Acquisition, and that each of Ms. Chang and Mr. Jau-Hsiung Huang will recuse herself / himself, as director of the Board, from participating in any Board deliberations and decisions related to the Acquisition. We expect that the Special Committee and its advisors will be exclusively authorized to consider and negotiate with us the proposed Acquisition, including the Definitive Agreements, and that no other members of management or any directors other than the members of the Special Committee will participate in any deliberations and decisions related to the Acquisition unless their involvement is approved by the Special Committee.

Consortium Members in the aggregate beneficially own approximately 53.4% of the total issued and outstanding share capital of the Company (excluding any ordinary shares issuable upon the Consortium Members’ exercise of options or warrants within 60 days), representing 81.2% of the total voting power of the Company, as calculated based on a total number of 101,848,671 issued and outstanding ordinary shares (consisting of 85,059,953 Class A ordinary shares and 16,788,718 Class B ordinary shares) of the Company as of December 31, 2025.

7.Confidentiality. Each of the Consortium Members will, as required by law, promptly file an amendment to its respective Schedule 13D to disclose this letter and the agreement among the Consortium Members. However, we are sure you will agree with us that it is in all of our interests to ensure that we proceed in a strictly confidential manner, unless otherwise required by law, until we have executed Definitive Agreements or terminated our discussions.

8.No Binding Commitment. This letter constitutes only a preliminary indication of our interest, and does not constitute any binding commitment with respect to the Acquisition. A binding commitment will result only from the execution of Definitive Agreements, and then will be on terms and conditions provided in such documentation.

In closing, we would like to express our commitment to working together to bring this Acquisition to a successful and timely conclusion. Should you have any questions regarding this proposal, please do not hesitate to contact us. We look forward to hearing from you.
* * * *

ALICE H. CHANG

/s/ Alice H. Chang
Name:	Alice H. Chang

GOLDEN EDGE CO., LTD

/s/ Iris Chen
Name:	Iris Chen
Title:	Director

DVDonet.com. Inc.

/s/ Liang-Chu Sun
Name:	Liang-Chu Sun
Title:	Director

World Speed Company Limited

/s/ Liang-Chu Sun
Name:	Liang-Chu Sun
Title:	Director

CyberLink International Technology Corp.

/s/ Jau H. Huang
Name:	Jau H. Huang
Title:	Director
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